                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  June 25, 2001

                                 Globo Cabo S.A.
                    (Exact Name as Specified in its Charter)

                                 Globo Cabo Inc.
                       (Translation of Name into English)

                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

GLOBO CABO S.A.

By: ________________________________
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer

Date: June 25, 2002

FORWARD-LOOKING STATEMENTS

This release contains  forward-looking  statements  relating to the prospects of the business,  estimates for operating and financial results,  and those related to growth prospects of Globo Cabo are merely projections and, as such, are based exclusively on the  expectations of Globo Cabo management  concerning the future of the business and our continued  access to capital to fund our business  plan.
Such  forward-looking  statements  depend,  substantially,  on changes in market conditions,  government regulations,  competitive pressures,  the performance of the Brazilian  economy,  the industry and that of the international  markets and other risks  disclosed  herein and in our filed  disclosure  documents  and are, therefore, subject to change without prior notice

Net Servicos de Comunicacao S.A.

Condensed Consolidated Interim Financial Statements (Unaudited)

CONTENTS

Page
Independent Accountants' Review Report
Condensed consolidated balance sheets - March 31, 2002 (Unaudited) and December 31, 2001                          F-3
Condensed consolidated statements of operations - Three-months ended March 31, 2002 and 2001  (Unaudited)         F-4
Condensed consolidated statements of cash flows - Three-months ended March 31, 2002 and 2001 (Unaudited)          F-5
Condensed  consolidated  statements of changes in stockholders' equity - Three-months period ended March 31,
2002 and of comprehensive loss for the three-month periods ended March 31, 2002 and 2001 (Unaudited)              F-6
Notes to condensed consolidated financial statements (Unaudited) - March 31, 2002                              F-7 -F-27

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Stockholders of
Net Servicos de Comunicacao S.A. (formerly named Globo Cabo S.A.)

We have reviewed the accompanying  condensed  consolidated  balance sheet of Net
Servicos de Comunicacao  S.A.  (formerly  named Globo Cabo S.A.) as of March 31,
2002 and the related  condensed  consolidated  statements of operations and cash flows  for the  three-month  periods  ended  March  31,  2002  and  2001 and the condensed  consolidated  statements of stockholders'  equity for the three-month periods  ended  March 31,  2002 and of  comprehensive  loss for the  three-month periods  ended  March 31,  2002 and 2001.  These  financial  statements  are the responsibility of the Company's management.

We  conducted  our  reviews in  accordance  with  standards  established  by the
American  Institute  of  Certified  Public  Accountants.  A  review  of  interim financial  information consists principally of applying analytical procedures to financial  data, and making  inquiries of persons  responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing  standards  generally  accepted in the United States of

America,  which  will be  performed  for the full  year  with the  objective  of expressing  an opinion  regarding  the  financial  statements  taken as a whole.
Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above  for them to be in  conformity  with  accounting  principles  generally accepted in the United States of America.

We have  previously  audited,  in accordance with auditing  standards  generally accepted in the United States of America,  the consolidated balance sheet of Net
Servicos de Comunicacao S.A. (formerly named Globo Cabo S.A.) as of December 31,
2001,  and the related  consolidated  statements of  operations,  cash flows and stockholders'  equity for the year then ended (not presented  herein) and in our report dated February 28, except Note 24 as to which the date is March 12, 2002, we expressed an unqualified opinion on those consolidated  financial statements.
In  our  opinion,  the  information  set  forth  in the  accompanying  condensed consolidated  balance  sheet as of December 31, 2001, is fairly  stated,  in all material respects,  in relation to the consolidated  balance sheet from which it has been derived.

                                  ERNST  YOUNG
                          Auditores Independentes S.C.

                             Pedro L. Siqueira Farah
                                     Partner

Sao Paulo, Brazil
May 14, 2002
Net Servicos de Comunicacao S.A. Condensed Consolidated Balance Sheets (Unaudited) ( In thousands of United States dollars, except number of shares )

                                                                                March 31,                December 31,
                                                                       ------------------------------------------------------
                                                                       ------------------------------------------------------
                                                                                   2002                      2001
                                                                       ------------------------------------------------------
 Assets

Current assets
      Cash and cash equivalents                                         US$           13.908        US$          12.474
      Trade accounts receivable, net of allowance for
      doubtful accounts of $12,106 in 2002 and $10,011 in 2001                        46.646                     44.729
      Income tax recoverable                                                           6.888                     10.123
      Prepaid expenses and other assets                                               11.374                     10.228
                                                                          -------------------------     ---------------------
      Total current assets                                              US$           78.816        US$          77.554

      Property and equipment, net                                                    576.966                    591.341
      Investments and advances to equity investees                                     3.521                      3.198
      Goodwill on acquisition of consolidated subsidiaries, net                      702.341                    703.293
      Deferred income and tax recoverable                                              6.371                      5.893
      Other long-term assets                                                          46.040                     44.527
                                                                       ------------------------------------------------------
 Total assets                                                             US$      1.414.055          US$     1.425.806
                                                                       ======================================================
 Liabilities and stockholders' equity
 Current liabilities
      Trade accounts payable                                            US$           51.770        US$          50.363
      Accounts payable to programmers                                                 47.777                     32.774
      Income taxes payable                                                               471                        492
      Sales taxes                                                                     21.134                     20.704
      Payroll and related charges                                                     11.806                     13.320
      Short-term debt                                                                 90.232                     94.339
      Current portion of long-term debt                                              164.497                    185.098
      Deferred subscription revenue                                                   12.977                     13.035
      Interest payable                                                                26.593                     13.103
     Other payables and accrued expenses                                              10.485                     10.683
                                                                       ------------------------------------------------------

 Total current liabilities                                               US$         437.742         US$        433.911

 Long-term liabilities
      Long-term debt, less current portion                                           410.309                    413.055
      Due to related companies                                                         8.678                      8.399
      Deferred sign-on and hook-up fee revenue                                        29.399                     29.890
      Other taxes                                                                     10.475                     13.223
      Provision for contingencies                                                     66.931                     52.861
      Other payables and accrued  expenses                                            13.205                     15.939
                                                                       ------------------------------------------------------
 Total long-term liabilities                                             US$         538.997         US$        533.367
                                                                       ------------------------------------------------------
 Total liabilities                                                       US$         976.739         US$        967.278
                                                                       ------------------------------------------------------
 Commitments and contingencies
 Advances for future capital                                                         134.588                    131.154
 Stockholders' equity
     Preferred stock, no par value shares authorized, shares issued and
       outstanding (2002 - 159,936,142)                                            1.272.508                  1.272.508
     Common stock, no par value, shares issued and
       outstanding (2002 - 121,189,144)                                              652.455                    652.455
     Additional paid-in capital                                                       10.357                     10.357
     Unpaid capital                                                                  (12.480)                   (12.777)
     Accumulated deficit                                                          (1.369.277)                (1.345.624)
     Accumulated other comprehensive loss                                           (250.835)                  (249.545)
                                                                       ------------------------------------------------------
 Total stockholdersequity                                                US$         302.728         US$        327.374
                                                                       ------------------------------------------------------
 Total liabilities and stockholdersequity                                 US$      1.414.055          US$     1.425.806
                                                                       ======================================================

Condensed Consolidatd Statements of Operations (Unaudited) (in thousands of
United  States  Dollars,   except  number  of  shares  and  per  share  amounts)
(Continued)

                                               Three months ended March 31,
                                             ------------------------------------------
                                                        2002                2001
                                             ------------------------------------------

 Subscriptions                                US$         126.314          141.706
 Sign-on and hook-up fee revenues                          3.371            8.510
 Telecommunication service revenue                         5.546            6.671
 Other services                                            9.225            8.580
                                             ------------------------------------------
                                              US$         144.456          165.467
 Taxes and other deductions from revenues                (24.326)          (25.850)
                                             ------------------------------------------
 Net operating revenue                        US$         120.130          139.617
                                             ------------------------------------------
 Programming and other direct operating                  (65.908)          (72.383)
costs
 Selling, general and
   administrative expenses                               (20.717)          (32.794)
 Depreciation and amortization                           (24.588)          (67.245)
 Extraordinary Work's Indemnities                                             -
 Other                                                    (2.146)             75
 Operating costs and expenses                 US$        (113.359)        (172.347)
                                             ------------------------------------------
 Operating income (loss)                                   6.771           (32.730)
 Other income (expenses) :
 Monetary indexation, net                                 (1.810)          (10.706)
 Gain (loss) on exchange rate, net                         1.052           (39.073)
 Financial expenses                                      (31.068)          (34.425)
 Financial income                                          1.629            4.033
 Other                                                      (9)              (74)
                                             ------------------------------------------
 Total other expenses                         US$        (30.206)          (80.245)
                                             ------------------------------------------
 Loss before equity in
  results of investees and minority
interests                                                (23.435)         (112.975)
      Equity gain (loss) in results of
investees                                                   211               25
      Minority interests                                     -                -
                                             ------------------------------------------
 Loss before income taxes                     US$        (23.224)         (112.950)
      Income tax expense (benefit)                         (429)             642
                                             ------------------------------------------

 Loss for the period basic  fully diluted    US$        (23.653)         (112.308)
                                             ==========================================
 Loss per share                               US$         (0,08)            (0,40)
                                             ==========================================
 Weighted average number
  of common and preferred
  shares outstanding                                  281.125.286      279.721.711
                                             ==========================================

 Net Servicos de Comunicacao S.A.
Condensed Consolidated Statements of Cash Flows (Unaudited)
( In thousands of United States dollars)

                                                            Net Servicos de Comunicacao S.A.
                              CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                                       (Expressed in thousands of United States dollars, except number of shares)

1 - The Company and its principal operations

  Nature of Business

The Company and its subsidiaries  provide cable television,  high-speed Internet access and data  transmission  services in cities  covering 67 cities  including major state capitals  distributing video programming to 1.4 million  subscribers as of March 31, 2002.

Although the economic  situation  in Brazil has  remained  relatively  stable in recent years, a return to higher levels of inflation,  and currency fluctuations could  adversely  affect the  Company's  operations.  The  exchange  rate of the
Brazilian real ("R$") to the U.S.  dollar was  R$2.3204:US$1.00  at December 31,
2001 and R$  2.3236:US$1.00 AT MARCH 31, 2002. AT MAY 14, 2002 THE EXCHANGE RATE
WAS R$2.5154:US$1.00.

2-  Basis  of  presentation  of the  condensed  consolidated  interim  financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance  with  accounting  principles  generally  accepted in the
United  States  for  interim  financial  information.  Accordingly,  they do not include all of the  information  and  footnotes  required by generally  accepted accounting  principles  for  complete  financial  statements.  In the opinion of management,  all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the  three-month  period ended March 31, 2002 are not necessarily indicative  of the  results  that  might be  expected  for the full year  ending
December 31, 2002.

The  balance  sheet at  December  31,  2001 has been  derived  from the  audited financial  statements  at that date but does not include all of the  information and footnotes required by generally accepted accounting  principles for complete financial  statements.  For  further  information,  refer  to  the  consolidated financial statements and footnotes for the year ended December 31, 2001.

Certain  prior year  amounts  have been  reclassified  to conform to the current year's presentation.

3 - Significant accounting policies

The accounts of the Company and its Brazilian  subsidiaries  and equity investee companies  are  maintained  in  Brazilian  reais,  which  have  been  remeasured
(translated)  into U.S.  dollars in accordance with the criteria  established in
Statement  of  Financial   Accounting  Standards  (SFAS)  52  "Foreign  Currency
Translation".

The more  significant  accounting  policies  adopted in the  preparation  of the condensed  consolidated  interim financial  statements are consistent with those adopted in the preparation of the audited  consolidated  financial statements as of December 31, 2001.

Advertising and marketing costs expensed in the condensed  consolidated  interim statement of operations for the  three-month  period ended March,  2002 and 2001 amounted to US$ 3,866 and US$ 2,834, respectively.

4- Recent accounting pronouncements

In June 2001, the Financial  Accounting Standards Board - FASB issued Statements of Financial  Accounting  Standards ("SFAS") No. 141,  "Business  Combinations",
which is  effective  for fiscal  years  beginning  after  December  15, 2001 and requires the purchase method of accounting for business  combinations  initiated after June 30, 2001 and  eliminates the pooling  method.  In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets",  which is effective for fiscal years  beginning  after  December 15, 2001 and changes the accounting for goodwill from an amortization  method to an impairment only approach.  Under the new rules,  goodwill and indefinite  lived  intangible  assets are no longer amortized but will be subject to annual  impairment tests in accordance with the
Statements.

The Company  adopted the  non-amortization  provision for goodwill  contained in this pronouncement as of January 31, 2002.  Application of the  non-amortization provisions of SFAS 142 would have resulted in a decrease in net loss of US$9,613
($0.03 per share) for the three-month period ended March 31, 2001.

The Company is currently  in the process of  completing  the  required  tests of goodwill and indefinite lived intangible assets. Both the first and second steps of the required  tests will be  completed  by no later than June 30,  2002.  The measurement  tests are  performed as of the date of adoption  (January 1, 2002).
The Company  anticipates  that there will be an impairment loss to be recognized at the goodwill from both Net Sul and Vicom acquisitions. The total write-off is expected to be between US$ 200  million and US$ 240  million.  This loss will be accounted  as a  cumulative  effect of a change in  accounting  principle at the income statement.

4- Recent accounting pronouncements - Continued

In July 2001,  the FASB issued SFAS No. 143,  "Accounting  for Asset  Retirement
Obligations,"  effective  for fiscal years  starting  after June 15, 2002.  This standard  requires  that the fair value of a liability  for an asset  retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related  long-lived  asset.  Over time,  the liability is accreted to its present value each period,  and the  capitalized  cost is  depreciated  over the useful life of the related  asset.  The Company plans to adopt this statement on
January 1, 2003, and does not anticipate that this statement will affect results from operation or financial position.

In August 2001, the FASB issued SFAS No. 144,  "Accounting for the Impairment or
Disposal of Long-Lived  Assets",  which is effective for fiscal years  beginning after December 15, 2001. This standard supersedes SFAS No. 121,  "Accounting for the  Impairment of Long-Lived  Assets and for  Long-Lived  Assets to Be Disposed
Of"and the  accounting  and  reporting  provision  relating to the disposal of a segment  of a  business  of  Accounting  Principles  Board  Opinion  no. 30" and
provides a single accounting model for long-lived assets to be disposed of. SFAS
No. 144 provides  guidance on  differentiating  between assets held and used and assets to be disposed of.  Assets to be disposed of would be  classified as held for sale (and depreciation would cease) when management, having the authority to approve the action,  commits to a plan to sell the asset(s) meeting all required criteria. The Company adopted the provisions of this pronouncement as of January
1, 2002.  Application of the provisions of SFAS no. 144 did not impact Company's financial statements.

5 - Investments and advances to equity investees

The  carrying  value  of the  Company  principal  investments  and  advances  to investees consists of the following:

The Company makes advances to equity  investees under  stockholders'  agreements whereby the Company is  committed  to finance  its share of  development  of the investee's  operations.  Periodically  these  advances  may  be  capitalized  by decision  of the  stockholders  of the  investee  company.  Allowances  are made against those advances when necessary to provide for the Company's  share of the losses of such investees that exceed their paid-in capital.

The Company's share of the results of equity investees and the expense resulting from  allowances  against  advances to such investees are recorded in "Equity in results of investees" in the consolidated statement of operations, as follows:

5 - Investments and advances to equity investees - Continued
                                                          Three-months periods
                                                             ended March 31,
                                       ------------------------------------------------------------
                                       -----------------------------  -----------------------------
                                                   2002                           2001
                                       -----------------------------  -----------------------------

Company's equity in earnings
      (losses) of investees (using
      ownership interests percentages)  US$                 1              US$           (35)
 Reversals for losses that exceed
      the paid-in capital of investees                     210                            62
 Amortization of goodwill                                   -                            (2)
                                       -----------------------------  -----------------------------

 Equity in results of investees         US$                211             US$            25
                                       =============================  =============================

6 - Goodwill on acquisition of consolidated subsidiaries, net

                                                        March 31,             December 31,
                                                 ------------------------------------------------
                                                          2002                    2001
                                                 ------------------------------------------------

                Net Sul Comunicacoes Ltda.            US$        577.169     US$         577.965
                Net Campinas S.A.                                 72.354                  72.453
                Net Sao Paulo Ltda.                               52.391                  52.463
                Multicanal and  its subsidiaries                  49.231                  49.252
                Net Belo Horizonte Ltda.                          35.527                  35.576
                Vicom Ltda.                                       32.195                  32.239
                Net Rio S.A.                                      32.312                  32.356
                Net Brasilia Ltda.                                13.094                  13.112
                Net Sao Carlos S.A.                                7.518                   7.528
                Net Recife S.A.                                    1.876                   1.879
                Net Franca S.A.                                    1.017                   1.018
                Net Indaiatuba S.A.                                  175                     175
                Other                                                365                     367
                                                         ----------------------------------------
                                                         ----------------------------------------
                                                                 875.224                 876.383
                Accumulated amortization                       (172.883)               (173.090)
                                                 ------------------------------------------------

                                                      US$        702.341     US$         703.293
                                                 ================================================

7 - Property and equipment, net

In the light of the recent  upgrades made to the cable plant in connection  with building  a  two-way  communication  to allow  introduction  of its  broad  band internet  services,  the Company and its  subsidiaries  performed a study of the estimated useful lives of specified items of its cable transmission network.

Company management,  based on an external  independent-study,  decided to change the estimated economic useful lives of specified asset categories, as of January
1,  2002.  Accordingly  the  depreciation  rate of the  net  book  value  of the following item have been revised:

                                                                                                  Revised
                                                      Revised                                   Depreciation
        Description               Prior             useful life              Prior                  Rate
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Cable Network                     5 - 8               12 -15             12.5% - 20% aa       6.67% - 8.33% aa
Optic fiber                         10                  15                   10% aa               6.67% aa
Decoders                            8                   10                  12.5% aa               10% aa
Cable Modem                         8                   10                  12.5% aa               10% aa

The impact of this change in accounting  practice on the condensed  consolidated financial  statements  of the  period  ended  March 31,  2002 is a  decrease  on depreciation charges resulting in a reduction of Company's net loss of US$ 7,119
($0.03 per share).

Property and equipment consisted of:

7 - Property and equipment, net - Continued

                                                               December 31, 2001
                                    ------------------------------------------------------------------------
                                                                  Accumulated
                                             Cost                depreciation                 Net
                                    ------------------------------------------------------------------------

Cable network                        US$            996.590     US$        (561.277)    US$         435.313
 Data processing equipment                           86.695                 (35.596)                 51.099
 Buildings and improvements                          12.558                  (7.933)                  4.625
 Fixtures, fittings and
installations                                        12.477                  (4.622)                  7.855
 Vehicles                                             3.160                  (1.817)                  1.343
 Other                                               62.495                 (42.119)                 20.376
                                    ------------------------------------------------------------------------

                                                  1.173.975                (653.364)                520.611

 Cable construction materials                        69.403                        -                 69.403

 Land                                                 1.327                        -                  1.327
                                    ------------------------------------------------------------------------

                                     US$          1.244.705     US$        (653.364)    US$         591.341
                                    ========================================================================

8 - Related party transactions

The  Company  engages  in  financial  and  commercial   transactions   with  its
subsidiaries  and  investees,   stockholders  and  with  companies   related  to
stockholders.

8 - Related party transactions - Continued

Capital advances represent funds advanced by Distel Holding S.A. that subject to certain  conditions  may be converted into common and preferred  shares.  Distel
Holding S.A. has indicated  that advances  will be converted  into capital.  See
Note 16,  Subsequent  Events.  The capital  advances are temporarily  subject to interest in the mean time before converted into capital.

The  Companys's  program  guide is produced by Editora  Globo S.A. a  publishing company related to with Globo Comunicacoes e Participacoes S.A. During the three month period ended March,  2002, the amount of approximately  US$ 1,937 was paid to Editora  Globo S.A for the  publication  of the  program  guide.  The Company
obtains   programming  from  Net  Brasil  S.A.,  which  in  turn  acquires  such
programming   from  other  related  and  non-related   parties   pursuant  to  a
distribution  agreement.  A large part of Company's programming is acquired from
Globosat  Comunicacoes Ltda. a company related to Globo Group. Globosat produces most of the Portuguese  language  content  transmitted  by the Company,  such as
SportTV, GNT channel, Globo News, Shoptime,  Multishow, Futura and Canal Brasil.
Globosat  also  acquires   programming  from  third  parties.  As  part  of  the
programming  agreement with Net Brasil,  Net Servicos de  Comunicacao  Ltda. has
exclusivity   rights  in  the  distribution  of  Globosat   programming  to  its
franchising  areas, with the exception of Net Sat Servicos Ltda, the Globo Group arm that distributes video content through its DBS systems.  The amounts paid to
Net Brasil. S.A and Globosat Comunicacoes Ltda., during three-month period ended
March 31, 2002,  including trademark fees, were approximately US$ 38,551 and US$
2,539.  Liabilities to Net Brasil S.A., Globosat  Comunicacoes Ltda. and Editora
Globo S.A. are considered  normal trading  transactions and are classified under
"Accounts payable to programmers" under current liabilities.

The amounts due to shareholders  referred to as loans correspond to intercompany loans,  which are subject to interest  of 115% of the CDI  (Brazilian  Interbank
Deposit Certificate).

The Company enters into various financial  transactions with entities affiliated to Banco  Bradesco,  a related party to Bradesplan  Participacoes  S.A. All such transactions are made at normal market conditions.  Quotations are obtained from other financial institutions on equal conditions.
9 - Debt
(a) Short-term debt
                                                                        March 31,               December 31,
                                                                  ---------------------     ---------------------
                                                                  ---------------------     ---------------------
                                                                          2002                      2001
                                                                  ---------------------     ---------------------
                                                                  ---------------------     ---------------------

 US dollar denominated debt:
      Working capital from commercial banks                        US$   90,232              US$   94,339

                                                                  ====================      ====================
                                                                  ====================      ====================

(b) Long-term
                                                                                             March 31,             December, 31
                                                                                               2002                    2001

Globo Cabo U.S. dollar Senior Guaranteed Notes due in                              ------------------------------------------------
      2004 with interest due semi-annually at an annual rate
      of 12.625% including related taxes                                                US$   97.692           US$    97.692

 Jonquil Ventures Ltd. Zero Coupon Guaranted
   Notes due July 2002, with annual interest
    of 10.5% due at the final maturity of
   the principal on July 15, 2002                                                             45.711                  45.711

 Net Sul U.S. dollar Floating Rate Notes, with redemption
      options due in  2002 ( US$ 32,000 ), 2003 ( US$ 48,000)
      with a final maturity in October 31, 2005 and with interest due semi-annually at an annual rate of Libor plus
      2,5% to 4.0%, including related taxes                                                   80.000                  80.000

 U.S.  dollar facilities from the International Finance
      Corporation, due in semi-annual installments from
      2000 to 2004 with annual interest between
      2.75% to 3% over LIBOR                                                                  47.011                  47.011

 Brazilian reais facilities from the BNDES due in monthly
      installments from 1998 to 2003 with annual
      interest between 3.5% to 4.3% over the
     indexation at the TJLP domestic index                                                    21.882                  29.811

 Proceeds from sale of future receivables to Cable S.A.                                       25.822                  38.786

 U.S. dollar denominated bank borrowings
      Trade financing due in installments from 2001 to
         2002 with annual interest between 8.3% and
         14.3%.                                                                                4.047                   4.969

 Brazilian reais denominated Convertible Debentures
      due in 2006 with interest due annually at an annual
      interest rate of 12% over the indexation at the
      IGP-M domestic index                                                                   154.636                 155.405

 Brazilian reais denominated non - convertible Debentures
      due in 2003 with interest due semi-annually
      at the Brazilian Interbank Deposit - CDI rate plus 1.05% per year                       83.982                  84.098

 Others                                                                                       14.023                  14.670

                                                                             ------------------------------------------------
Subtotal                                                                                     574.806                 598.153

 Less current portion                                                                      (164.497)               (185.098)
                                                                             ------------------------------------------------

 Long-term debt                                                               US$            410.309 US$             413.055
                                                                             ================================================

9 - Debt -- Continued

(b) Long-term debt - Continued

At March 2002 and December 2001, the Libor - London  Interbank  Offered Rate was
2.33% and 2.44% respectively per annum.

At March  2002 and  December  2001,  the TJLP index was 10% and 9.50% per annum, respectively, and in March 2002 and December, 2001, the IGP-M rate was 9.39% and
10.84%
Long-term debt at March 31, 2002 has the following maturities per year:

                                                              March 31,
                                                       -------------------------
                                                                2002
                                                       -------------------------
2003                                                           US$       152.228
2004                                                                     149.290
2005                                                                      46.921
2006                                                                      61.870
                                                       -------------------------

Long-term debt                                                 US$       410.309
                                                       =========================

(i) Senior Guaranteed Notes

On June 18, 1996,  Net Servicos de  Comunicacao  issued  US$ 185,000  of 12.625%
Senior  Guaranteed Notes (the "Notes") due June 18, 2004.  Interest on the Notes
is  payable  semiannually  on June 18 and  December  18 of each year  commencing
December 18, 1996.

The Senior Guaranteed Notes are senior unsecured  obligations of Net Servicos de
Comunicacao and have priority equal to all existing and future senior  unsecured indebtedness.  The Senior Guaranteed Notes are unconditionally  guaranteed, on a joint and  several  basis,  by each of the  Company's  subsidiaries,  except for
Anapolis,  Net Rio S.A.,  Net Brasilia  S.A. and Net Recife S.A..  Additionally,
each guarantee is a senior unsecured obligation of the subsidiary guarantors and has  liquidation  priority  equal to all  existing and future  senior  unsecured indebtedness of the subsidiary guarantors.

The Notes are redeemable at Net Servicos de Comunicacao's  option,  in whole but not in part at 100% of the principal  amount plus accrued  interest in the event of certain changes  affecting the  withholding tax treatment of the Notes.  Each holder of the Notes was entitled to require that Net Servicos de Comunicacao S.A redeem the Notes at a redemption  price of 101% of the principal  amount on June
18, 2001, together with accrued interest to date.

On March 20, 2001, the Company announced a waiver solicitation to the holders of the Senior Guaranteed Notes, offering a waiver payment of US$ 7 per US$ 1,000 of principal  amount  held to each  holder  that would  agree not to  exercise  its
redemption   right  on  June  18,   2001.Holders  of  Senior   Guaranteed  Notes
representing  the principal  amount of US$ 71,882  accepted the waiver  payment, thereby agreeing to hold their notes until final maturity.

9 - Debt -- Continued

(i) Senior Guaranteed Notes -- Continued

In addition,  holders  representing  the principal  amount of US$ 25,810 did not accept the offer of a waiver  payment,  but  nonetheless  did not exercise their right on June 18, 2001.  Accordingly,  Senior  Guaranteed Notes in the principal amount of US$ 97,692 will be held to  maturity.  The cost of the waiver  payment amounted to US$ 503 and is being  amortized  to the period from the payment date to June 18, 2004. Senior  Guaranteed Notes  representing the principal amount of
US$ 87,300 were redeemed on June 18, 2001. The Company's wholly owned subsidiary
Jonquil  Ventures  Ltd  acquired  and intends to hold to final  maturity  Senior
Guaranteed  Notes  representing  the  principal  amount of US$  44,000  with the proceeds  of a sale in the  European  market of US$ 52,000  aggregate  principal amount of  "Zero-coupon  Guaranteed  Notes" due July 2002. The amount payable at the final  maturity  on June 18,  2004  includes  a  premium  equal to 5% of the principal amount, which is being accrued by the Company.

Payments in respect of the Notes are not subject to withholding taxes imposed by
Brazilian tax authorities provided that the Notes are not redeemed prior to June
18, 2004. If the Notes are redeemed for any reason prior to June 18, 2004,  then the Company will be required to pay withholding taxes retroactively on interest, fees  and  commissions  paid in  connection  with  the  Notes  from  the date of issuance.  Net Servicos de Comunicacao  S.A. and its subsidiary  guarantors have agreed to pay such additional amounts,  should a redemption be made prior to the above date. The Company paid withholding income taxes in the amount of US$ 5,168 related to the Notes redeemed on June 18, 2001. The Company reversed part of the accrual for  withholding  income taxes related to the Notes that will be held to final  maturity  and  maintained  the  amount of US$ 5,008  related to the Notes acquired  by its  subsidiary  Jonquil  Ventures  Ltd which is subject to further refinancing to final maturity on June 18, 2004.

(ii) Net Sul Floating Rate Notes

On October 31, 1997 Net Sul  Comunicacoes  S.A.  (previously  named Net Sul TV a
Cabo e Participacoes  Ltda.) issued US$ 80,000 in Floating Rate Notes,  the U.S.
48,000  Series A Floating  Rate Notes due 2005 (the "Series A Notes"),  the U.S.
11,000 Series B Floating Rate Notes due 2005 (the "Series B Notes") and the U.S.
21,000  Series C Floating  Rate Notes due 2005 (the "Series C Notes"),  together the  "Floating  Rate Notes".  Interest on the Floating  Rate Notes is payable in arrears on January  31,  April 30, July 31 and October 31 in each of the year as from  January 31,  1998.  The Floating  Rate Notes are  jointly,  severally  and unconditionally  guaranteed by us and a substantial  number of our subsidiaries.
Due to acquisition  of Net Sul  Comunicacoes  S.A.,  the Company  guaranteed and renegotiated  certain  conditions  of the  Floating  Rate Notes in the amount of
US$80,000,  issued on October 28, 1997 by Net Sul  Comunicacoes  S.A. with final maturity in 2005. The Company  renegotiated  certain  conditions of the Floating
Rate Notes,  including the first redemption  option due on October 28, 2000. The new redemption  options are US$ 32,000 due in October 2002 and US$ 48,000 due in
October 2003 with a final due date in October 2005.

9 - Debt -- Continued

(iii) International Finance Corporation (IFC)

In October  1995,  Net Servicos de  Comunicacao  S.A, Net Rio S.A, Net Sao Paulo
Ltda. and Net Brasilia S.A, as well as Unicabo Participacoes e Comunicacoes S.A, then unconsolidated,  borrowed as Assignees of Distel Holding S.A., an aggregate principal amount of US$ 90,700  pursuant to an agreement with the  International
Finance  Corporation - IFC (IFC  Facility)  dated March 30, 1995.  Under the IFC
Facility,  IFC  provides  loans to Distel  Holding for the purpose of  financing
Distel  Holding's  subsidiaries  and related parties  involved in pay television operations  throughout  Brazil  and in the  construction  of their  subscription television systems (the Project).  Notwithstanding  the assignments of the loan,
Distel Holding remains  jointly and severally  liable with the Assignees for all amounts  borrowed by them. All borrowings  under the IFC Facility are guaranteed by  Globopar  and member of Roberto  Marinho  Family.  The IFC may  enforce  all obligations  directly against the relevant  Assignee,  as well as against Distel
Holding.

The IFC Facility bears interest at a variable  interest rate equal from 2% to 3%
per annum over the six-month U.S.  dollar LIBOR,  ending on October 15, 2004 and contains a variety of covenants.

At  December  31,  2000  and June 30,  2001,  the  Company  and  certain  of its affiliates  were  in  violation  of  certain  covenants  of the  IFC  Investment
Agreement,  under which the debt to equity ratio, calculated on the basis of the
Brazilian  GAAP  consolidated  financial  statements  in  currency  of  constant purchasing power, should not exceed 1.25 to 1. The ratios are 2.03 to 1 and 2.73 to 1, respectively.

The Company and its  controlling  shareholders  Distel and Globopar  have agreed with  the IFC a series  of  amendments  to the  covenants  contained  in the IFC facility,  in order  to  conform  them to the  terms  of its  other  US  dollars denominated  indebtedness.  The  Company is in  compliance  with the  amendatory letter dated  October,  31, 2001 agreed,  accepted and signed by Net Servicos de
Comunicacao S.A., Distel Holding S.A. and IFC.

(iv)     Zero Coupon Guaranteed Notes

On June 15, 2001,  our  subsidiary  Jonquil  Ventures  Ltd. sold in the European
Market,  US$52.0 million  aggregate  principal amount at maturity of zero-coupon notes due July 15, 2002. The zero-coupon notes are guaranteed by the Company.

(v) BNDES Loan

During  1997 and 1998  certain of Net  Servicos  de  Comunicacao's  subsidiaries obtained loan  facilities  pursuant to loan  agreements with the BNDES (National
Economic and Social Development Bank), to be used for expansion and upgrading of their cable  networks.  The BNDES  facilities bear interest at the TJLP domestic index plus  spreads  varying  from 3.5% to 4.3% per annum.  The TJLP index is an annual rate, reset quarterly,  based on BNDES's funding cost comprising a basket of currencies.

The loan is guaranteed by Distel Holding,  which has pledged  371,948,023 common shares of Net Servicos de Comunicacao in favor of BNDES.

9 - Debt -- Continued

(vi) Cable S.A.

On June 11, 2001 the Company and its subsidiaries Net Sao Paulo Ltda and Net Rio
S.A entered into financial  transactions  with a specific  purpose company named
Cable S.A. The proceeds from these transactions amount to US$ 52,063 and will be settled by means of exchanging future accounts  receivable from subscribers over a 15-month  period  with a grace  period of 3 months.  The  interests  and other financial charges are being expensed based on the actual costs over the 15-month period.  The  notes  are  secured  by the  pledge  of  future  receivables  from subscribers.  The agreement with Cable S.A include certain  Covenants related to the  performance  of  the  Cable  TV  services,  under  which  Net  Servicos  de
Comunicacao  and its  subsidiaries  may be required  to replace  the  subscriber credits not appropriately  supported by a subscription  service agreement or, in case the  credits  cease to  exist,  in  result of  termination  of the  service agreement  with the  subscriber  or in case the  credits  are found not to be in accordance  with  the  selection  criteria  as  established  by  the  agreement.
Additionally  certain other events  associated  with Net Servicos de Comunicacao and its  subsidiaries  performance such as, increase of the churn-rate above 25%
for two  consecutive  quarters,  increase of the level of payment default by the subscribers and bad debt expenses greater than 5% of the  subscription  revenues may  require Net  Servicos de  Comunicacao  to  transfer  additional  subscriber credits to Cable S.A.  Net Servicos de  Comunicacao  and its  subsidiaries  also agreed  to  provide  to  Cable  S.A  timely  information  about  the  collection performance and overall quality of its accounts receivable and subscriber basis.
The Company is in compliance with the covenants as agreed with Cable S.A.

(vi) Convertible Debentures due December 1, 2006

From  November  1999  through  January  2000,  the  Company  issued  3,500  Real
-denominated  convertible debentures,  each of which with a face value of R$ 100 thousand  (equivalent  to US$ 51.74 on that  date),  in an  aggregate  principle amount of R$ 350,000  thousand  (equivalent  to  US$ 181,090,000  on that date), convertible into preferred shares maturing in December 2006.3

Total  debentures  converted to date are 606,  corresponding  to 17.31% of total debentures issued.

As a result of negotiations in April 2001 to eliminate the floating asset pledge that previously had applied to these debentures,  the Company paid an additional
R$ 1,200 in respect of each debenture.

(vii)  Non-Convertible Debentures due December 3, 2003

On February 07, 2001,  the Company  issued real -  denominated  debentures in an aggregate principal amount of R$ 200,000 (equivalent to US$ 98,039 on that date)
20,000 non-convertible  nominative  debentures,  with a face value of R$ 10 each
(equivalent  to  US$  4.90  on  that  date).  The  costs  of  the  issuance  and distribution of the debentures  amounting to US$ 1,196 were deferred and will be expensed up to December 3, 2003.

As a result of  negotiations,  in April 2001 to eliminate  the  floating  assets pledge that previously had applied to these  debentures,  interest is due at CDI plus 1.05% per annum.

10 - Stockholder's equity

Net Servicos de  Comunicacao's  authorized  capital  stock at September 30, 2001 consisted of 1,800,000,000 shares of preferred stock and 1,500,000,000 shares of common  stock,  with no par value.  At March 31, 2002,  1,599,361,417  preferred shares and 1,211,891,443 common shares had been issued and fully paid-up, and an additional  17,000,000 preferred shares issued under the Employee Stock Purchase
Plan had only been partly paid.  Preferred stock is non-voting and  participates with a 10% premium over common stock in the  distribution of earnings;  however, it is  entitle  to  right  of  first  refusal  on  liquidation  in the  event of dissolution  of the  Company.  Stockholders  are  entitled  by law to a  minimum dividend,  payable in Brazilian  reais,  equivalent to 25% of local currency net income  calculated in accordance  with Brazilian  Corporation  Law. At March 31,
2002, the Company's local currency financial statements presented an accumulated deficit of US$ 35,830.

An agreement  dated November 16, 1999 governs the  relationship  between the Net
Servicos de Comunicacao  common  stockholders.  Such agreement provides that any common stockholder,  who whishes to withdraw or transfer its common shares, must first offer them to the other common  stockholders.  Such transfer  requires the approval of the Board of  Directors,  including  the  approval  of one  director appointed by Distel Holding S.A. an of one director  appointed by another common stockholder.  Upon board  approval,  such  matters  shall be  submitted  for the approval of the  Stockholders'  General Meeting,  for (i) issuance of new common shares in  connection  with a public or private  offering,  (ii) issuance of any debt  security  convertible  into  common  shares  and  (iii)  changes  in ,  or rescissions to, concession  contracts  relating to Net Servicos de Comunicacao's operating  subsidiaries  as  well  as the  transfer  of  the  control  of  these subsidiaries to third parties. Under the agreement,  the stockholders Bradesplan
Participacoes  S.A.,  Microsoft B.V. and BNDES Participacoes S.A., have each the right to appoint one member of the Board of Directors.

Under Brazilian  Corporation  Law, the Company and its subsidiaries are required to  appropriate  5% of their annual local  currency  earnings,  after  absorbing accumulated  losses,  to a  legal  reserve,  which  will  be  restricted  as  to distribution.  This reserve may be used to increase capital or to absorb losses, but may not be distributed it as dividends.

Dividends  are payable in  Brazilian  reais and may be remitted to  stockholders abroad provided that the foreign  stockholder's capital is registered as foreign capital  with the  Brazilian  Central  Bank.  No  withholding  tax is payable on dividends paid out of profits earned as from January 1, 1996.

11 - Tax

(a) Income Tax

(a) Under  Brazilian Tax Law, the Company and its  subsidiaries  are required to file  individual  tax  returns.  Taxes are paid  monthly  based on the actual or estimated monthly or quarterly  taxable income.  Monthly taxes paid are recorded as a prepaid asset together with a provision for income taxes. Prepaid taxes and income tax payable are presented net in the  accompanying  consolidated  balance sheet. Income taxes in Brazil include Federal income tax and social contribution
(which is an additional Federal income tax).

Due to legislation  changes, the 1999 social contribution tax rate has increased from 8% to 12%, decreased from 12% to 9% for 2002, and further reduced to 8% for
2003. There are no state or local income taxes in Brazil.

The net deferred tax asset is comprised as follows:
11 - Tax -- Continued

(b) ICMS Tax

All the states in which Net Servicos de  Comunicacao  subsidiaries  operate with the  exception of the State of Rio Grande do Sul adhered to Agreement  No. 57/59 of the  National  Tax  Policy  Council  (CONFAZ)  of  October  22,  1999,  which authorized  a reduction  in the  calculation  basis of ICMS tax on  subscription television services.  Based on this Agreement, the rate of ICMS tax on sales and services in force as from January 1, 2001 is 10%.

(c) New Taxes on Company's Services

As from  January  2001,  telecommunication  companies  are  subject  to FUST and
FUNTEL,  two new taxes computed over gross service revenues  excluding  canceled sales  and  other  taxes  over  this  same  base at the  rates  of 1% and  0.5%, respectively.  These  taxes were  created  by Federal  Laws in order to fund the development of telecommunications in Brazil.

12 - Commitments and contingencies

The  Company  and its  subsidiaries  are  parties to certain  legal  proceedings arising  in the  normal  course  of  business,  and  has  made  provisions  when management believes that it can reasonably estimate probable losses.  Management believes that the provisions  made are  sufficient to cover probable  losses and does not believe  there is a reasonable  possibility  of any material  losses in excess of the amounts provided. In connection with some of these proceedings the
Company has made judicial deposits, which will only be released upon a favorable judgment to the Company.

Provision for contingencies consist of:

                                                                  March 31, 2002
                                                           -----------------------------
                                                           -----------------------------

Provision for labor claims                                             US$ 3,777
Provision for tax contingencies                                            1,883
Provision for civil contingencies                                          5,380
Taxes under litigation                                                    55,891
                                                           -----------------------------
                                                           -----------------------------
Total                                                                  US$66,931
                                                           =============================
                                                           =============================

12 - Commitments and contingencies - Continued

The Company and its operating  subsidiaries are parties in  approximately  1,300 labor  claims  arising  in the normal  course of  business  as part of  employee turnover.

The civil proceedings represent discussions related to the standard subscription contract  adopted  by the  operating  subsidiaries  and are  mostly  related  to increases applied to the subscription fees.

The Company and its subsidiaries are questioning in court the payment of PIS and
COFINS (social fund  contributions)  due on their revenues.  Legal deposits have been made for the amounts of PIS and COFINS that otherwise would have been paid.
The  deposits  amounted to some  US$22,617 ( December 31, 2001 - US$ 39,786 ) at
March 31, 2002 classified under "Other assets", and the corresponding  liability is classified under long-term liabilities - "Provision for contingencies"

The operating subsidiaries  controlled by the Company are judicially challenging the taxation of their broadband Internet access services provided to subscribers through their cable network,  as regulated by Anatel,  pleading the  recognition that such  activity  integrates  the cable  television  service,  and  should be subjected  to ICMS  taxation  and has the same  benefit  of  cable  subscription revenues.  The Company is making legal deposits of the amounts being  challenged and maintaining the respective  provisions  which are also included in Provision for contingencies.

The Company's operating  subsidiaries are judicially challenging the collection, by municipalities  of various  locations in which it operates,  of taxes for the use of land on which poles are placed for sustaining signal transmission cables.
The Company is judicially discussing this tax charge, based on its understanding that it presents various  constitutional and legal irregularities.  Based on the opinion of its external legal advisors,  the Company is not recording  provision for these taxes.

The State of Rio Grande do Sul is taxing ICMS on Company's  services at the rate of 12%. The Company is  judicially  challenging  the taxation of its services in the State of Rio Grande do Sul and is making  legal  deposits  in the amounts in the excess to the 7.5% tax rate, in effect in 2000, and in excess of the 10% tax rate, in effect as from January 1, 2001 requiring  application of the provisions of the agreement  No. 57/59 of the National Tax Policy  Council  (CONFAZ)  which authorized  a reduction  in the  calculation  basis of ICMS tax on  subscription television services.
13 - Supplemental financial income and financial expense information

                                                                    Three Months ended March,
                                                               -------------------------------------
                                                                    2002                  2001
                                                               ----------------      ---------------
    Financial income (expenses)
      Interest income on cash equivalents                  US$          6          US$     2,071
      Interest income on subscribers default payment                1,117                  1,410
      Hedge gains                                                     395                    368
      Exchange variation                                              110                      1
      Monetary variation                                            1,054                    946
      Other                                                           142                    185
                                                          ---- ---------------- ---- ---------------
                                                           US$      2,824        US$     4,981
                                                          ---- ---------------- ---- ---------------
      Exchange variation                                   US$         942       US$    (39,072)
      Interest paid charges on short and long term debt            (19,167)             (23,410)
      Monetary variation                                            (2,895)             (11,652)
      PIS and COFINS on financial income                              (917)              (2,374)
      CPMF                                                            (743)              (1,304)
      Hedge Loss                                                    (1,838)                -
      Other                                                         (8,412)              (7,414)
                                                           US$     (33,030)      US$    (85,226)
                                                          ---- ---------------- ---- ---------------
                                                          ---- ---------------- ---- ---------------
    Total other income (expenses)                          US$     (30,206)      US$    (80,245)
                                                          ==== ================ ==== ===============

      The CPFM is a tax imposed at the rate of 0.38% upon the withdrawal of funds from any Brazilian account.
14- Segment information With the acquisition of Vicom, the Company is providing telecommunication services, which is considered by management a different segment. At this stage, there are no intersegment revenues between Vicom and the Company Pay TV operators. The following principal information about Pay TV and telecom segments is based upon information used by the Company to assess the performance of the operating segments and decide on the allocation of resources.

                                                              THREE-MONTH ENDED MARCH   THREE-MONTH ENDED MARCH
                                                                     31, 2002                  31, 2001
                                                             ----------------------------------------------------

 Net operating revenues
   Pay TV                                                           US$ 115,181               US$ 133,433
   Telecommunication                                                      4,949                      6,184
                                                             ----------------------------------------------------
                                                                    US$ 120,130               US$ 139,617
                                                             ====================================================

Segment operating loss
   Pay TV                                                           US$ 23,418                US$ 112,186
   Telecommunication                                                       235                        122
                                                             ----------------------------------------------------
                                                                    US$ 23,653                US$ 112,308
                                                             ====================================================

Total assets
   Pay TV                                                          US$ 1,392,818             US$ 1,666,426
   Telecommunication                                                      21,237                    22,234
                                                             ----------------------------------------------------
                                                                   US$ 1,414,055             US$ 1,688,660
                                                             ====================================================

15 -  Financial instruments

Fair value estimates are made at a specific date,  based on relevant market information  about the financial  instrument.  These estimates are subjective in nature and  involve  uncertainties  and  matters  of  significant  judgment  and therefore  cannot be determined  with  precision.  Changes in assumptions  could significantly affect the estimates.
The carrying value of Company's financial instruments approximates fair value at March 31, 2002 with the flowing exceptions:

                                             Book                   Fair
                                                  Value                  Value
                                        -----------------------------------------------

Debenture                                        238,618                233,857
Senior Notes                                     97,692                  94,939
Floating Rate Notes                              80,000                  74,504
Euro Commercial Paper                            45,711                  45,509
Other                                            94,279                  94,012

In order to implement  the  strategy to protect the Company  against the risk of the effects of major  devaluation of the Brazilian real against the U.S. dollar,
Net Servicos de Comunicacao  has entered into  short-term  forward  interest and foreign  exchange  swaps  contracts,  with nominal value of US$25,822.  The fair values of swap  agreements  are  recognized  in the  financial  statements.  The effects in the statements of operations for the  three-month  period ended March
31, 2002 was a gain of approximately  US$45 recorded as foreign exchange losses, net.
16 - Subsequent events

The shareholders'  meeting held on May 2, 2002 ratified the capitalization  plan commitments  as  previously  announced  on March 12,  2002.  The  capitalization commitments  are summarized  below using the real - US dollar - exchange rate in force on March 31, 2002:

                                         Capital             New         Conversion of        Public
                                         Advances           Cash          Debentures         Offering           Total
                                    -----------------------------------------------------------------------------------------
                                    -----------------------------------------------------------------------------------------

      Organizacoes Globo                US$131,263        US$20,658        US$29,695         US$50,783        US$232,399
      Bradesplan Participacoes S/A                           20,658            6,886            13,341            40,885
      RBS Administracao e Cobrancas
      Ltda.                                  5,164            8,607                             10,329            24,100
      BNDES Participacoes S/A                                16,784           53,796            51,644           122,224
      Brazilian Financial
      Institution                                                             10,759                              10,759
                                    -----------------------------------------------------------------------------------------
      Total                             US$136,427        US$66,707       US$101,136        US$126,097        US$430,367
                                    =========================================================================================
16 - Subsequent events - Continued In addition, the shareholders approved the following:
a)       The Company's  enrollment in the  differentiated  shares  listing  segment named Nivel 2 (Level 2),  created by the Sao Paulo,  Stock  Exchange
     ("BOVESPA"), as well as the Company's adhesion to BOVESPA's Regulation of Corporate Governance Practices - Level 2;
b)       The increase in capital  authorization  limit which hereafter becomes  4,311,000,000(  four billion,  three hundred and eleven million ) common shares and 5,689,000,000 (five billion, six hundred and eighty-nine million) preferred shares, in addition to those already issued;.
c)       The reverse split of each lot of ten (10) shares of the Company into one (1) share by the Company;
d)       Approved the amendment to the Article 5o. of the Company's Bylaws to comply with the decisions made;
e)       Approved management engaging one or more financial institutions for purposes of the public offering in Brazil;
f)       The change in the Company denomination to NET Servicos de Comunicacao S.A.;
g)       Amending  Company's Bylaws to require that an eventual sale of the Company's  controlling  stake can only be completed under the condition that the acquirer shall make a public offering for the acquisition of the remaining shares of the Company,  assuring other  shareholders equal treatment as given to the seller;
h)       Approve the amended Bylaws of the Company